[Paul, Hastings, Janofsky & Walker LLP Letterhead]

(212) 318-6531
brianhurley@paulhastings.com

November 18, 2009

71770.00003

John M. Ganley, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:     TDX Independence Funds, Inc.

Dear Mr. Ganley:

     This letter responds to your comments communicated to me via telephone on November 13, 2009, with respect to the preliminary proxy statement of TDX Independence Funds, Inc. (the “Company”) that was filed with the Securities and Exchange Commission on November 6, 2009 (accession number 0000891092-09-004217).

     The Company’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. References to page numbers refer to the current filing.

Comment 1. On page 3 of the letter to shareholders, you asked that the Company note that Amerivest Investment Management, LLC (“Amerivest”) will continue to serve as an investment sub-advisor to each series (collectively, the “Funds”) of the Company.

Response: The shareholder letter was revised accordingly.

Comment 2. On page 4 of the letter to shareholders, you asked that we revise the question, “What do I need to do if the Proposal is not approved?” You requested that the Company instead ask, “What happens if the Proposal is not approved?” You also asked that the Company contact you if the Company needs to adjourn the meeting beyond December 31, 2009.

Response: The shareholder letter was revised accordingly. In addition, the Company has confirmed that it will notify you if the shareholder meeting needs to be adjourned beyond December 31, 2009.

Comment 3. On page 1 of the Proxy Statement in the section entitled “Description of Proposal”, you asked that the Company state the date that the previous sub-advisory agreement between XShares Advisors LLC (“XShares”) and Mellon Capital Management Corporation was approved.

John M. Ganley, Esq.
November 18, 2009

Response: The Proxy Statement was revised accordingly.

Comment 4. On page 2 of the Proxy Statement in the sub-section entitled “Information Concerning XShares”, you requested that the Company explain that the Board of Directors of the Company has approved an investment advisory agreement with Amerivest.

Response: The Proxy Statement was revised accordingly.

Comment 5. Beginning on page 4 and continuing on page 5 of the Proxy Statement in the sub-section entitled “General Information”, you requested that the last sentence in the first paragraph move up to be the second sentence in that paragraph.

Response: The Proxy Statement was revised accordingly.

Comment 6. On page 11 of the Proxy Statement, in the Board’s considerations in approving the fee payable to TDAM USA Inc. (“TDAM”), we discussed revising the disclosure to indicate the Board’s consideration that TDAM’s fee is payable by XShares.

Response: The Proxy Statement was revised accordingly.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above. Thank you.

Very truly yours,

/s/ Brian F. Hurley

Brian F. Hurley
PAUL, HASTINGS, JANOFSKY & WALKER LLP